NEUROMETRIX, INC.

4B Gill Street

Woburn, Massachusetts 01801

November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

RE:	NeuroMetrix, Inc.

Registration Statement on Form S-3

Filed October 22, 2021

File No. 333-260438

Acceleration Request

Dear Ms. Ansart:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of NeuroMetrix, Inc. (the “Company”), that the U.S. Securities and Exchange Commission accelerate the effective date of the Registration Statement to Friday, November 5, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Megan Gates of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-4443, with any comments or questions regarding the Registration Statement.

Very truly yours,

NEUROMETRIX, INC.

/s/ Thomas T. Higgins
Thomas T. Higgins
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.